Use these links to rapidly review the document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3 (Amendment No. 1) RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

AutoNavi Holdings Limited (Name of the Issuer)

AutoNavi Holdings Limited Alibaba Investment Limited Ali ET Investment Holding Limited (Names of Persons Filing Statement)
Ordinary Shares, par value $0.0001 per share American Depositary Shares, each representing four Ordinary Shares (Title of Class of Securities)
G0711U106 (CUSIP Number)

Ji Ma AutoNavi Holdings Limited 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District, Beijing 100102 The People's Republic of China +86-10-8410-7000	Timothy A. Steinert, Esq.
Alibaba Investment Limited
Ali ET Investment Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
+852-2215-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Stephanie Tang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong +852-3761-3300	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong +852-3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, Tower 2, China World Trade Center No. 1, Jian Guo Men Wai Avenue Beijing 100004, China (86)-10-6535-5500

          This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☑	None of the above

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

          Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$1,131,648,852.70	$145,756.37

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $5.25 for 192,435,033 outstanding Shares of the issuer subject to the transaction, plus (b) the product of 10,504,820 options to purchase Shares multiplied by $2.51 per option (which is the difference between the $5.25 per share merger consideration and the weighted average exercise price of $2.74 per share, plus (c) the product of 18,094,825 ordinary shares underlying the restricted share awards multiplied by $5.25 per share ((a), (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) AutoNavi Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.0001 per share (each, an "Ordinary Share"), including the Ordinary Shares represented by the American depositary shares, each representing four Ordinary Shares ("ADSs"), and series A convertible preferred shares, par value $0.0001 per share (each, a "Preferred Share" and, the Preferred Shares collectively with the Ordinary Shares, the "Shares" and each a "Share"); (b) Alibaba Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands ("Parent"), and (c) Ali ET Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub" collectively with Parent, "Alibaba").

        On April 11, 2014, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "merger agreement") which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the "plan of merger"). If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

        Under the terms of the merger agreement, at the effective time of the merger, each outstanding Ordinary Share (including Ordinary Shares represented by ADSs), other than (a) any Shares owned by Alibaba Group Holding Limited ("AGHL" and, together with Parent and Merger Sub, the "Alibaba Group") or any of its subsidiaries including all issued and outstanding Preferred Shares (the "Alibaba Shares"), (b) Shares owned by the Company or its subsidiaries, if any, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law (the "Dissenting Shares"), and (d) Shares issued, outstanding and reserved (but not yet allocated) by the Company, immediately prior to the effective time of the merger (including Ordinary Shares held by Deutsche Bank Trust Company Americas, in its capacity as ADS depositary (the "ADS depositary")), for settlement upon the exercise of any Company option or restricted share award issued under the Company Incentive Plans (as defined below) (Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), will be cancelled in exchange for the right to receive $5.25 in cash without interest, and as each ADS represents four Ordinary Shares, each issued and outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to surrender the ADS in exchange for $21.00 in cash per ADS without interest (less a cancellation fee of up to $5.00 per 100 ADSs (or any fraction thereof) pursuant to the terms of the deposit agreement, dated as of June 30, 2010, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, or the ADS deposit agreement), in each case, net of any applicable withholding taxes. The Excluded Shares (including ADSs that represent Excluded Shares but excluding the Dissenting Shares) will be cancelled for no consideration. Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of the Cayman Companies Law.

        In addition, at the effective time of the merger, each outstanding vested and unexercised option to purchase Ordinary Shares or ADSs granted under the Company's 2007 Share Incentive Plan, Share Incentive Plan as of September 1, 2012 and 2013 Share Incentive Plan (collectively, the "Company

Share Incentive Plans") will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a cash amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.25 (in the case of an option to purchase Ordinary Shares) or $21.00 (in the case of an option to purchase ADSs) exceeds the exercise price per Share or ADS, as applicable, of such vested option. At the effective time of the merger, each outstanding unvested option to purchase Ordinary Shares or ADSs granted under the Company Share Incentive Plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.25 (in the case of an option to purchase Ordinary Shares) or $21.00 (in the case of an option to purchase ADSs) exceeds the exercise price per Ordinary Share or ADS of such unvested option.

        Furthermore, at the effective time of the merger, each outstanding restricted share award granted under the Company Share Incentive Plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such restricted share award immediately prior to the effective time of the merger multiplied by $5.25.

        Except as provided under the arrangement with respect to restricted share awards held by certain non-management directors, namely, Professor Daqing Qi, Jeffrey Zhijie Zeng and Hongyi Zhou (the "Director Parties"), any restricted cash awards will be subject to the same vesting terms applicable to the unvested options or restricted share awards from which they were converted, provided that, consistent with the existing terms of the Company Share Incentive Plans, each restricted cash award will become fully vested and payable immediately upon termination without cause of the holder's employment with the surviving company or any of its subsidiaries within twelve (12) months of the effective time of the merger. The restricted cash awards to be issued to the Director Parties will be fully vested and payable when issued. As soon as practicable after the effective time, each Director Party will be paid a cash amount equal to the product of $5.25 and the number of Ordinary Shares underlying the restricted share awards from which the restricted cash award was converted.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this

Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

  (a)
  Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  (b)
  Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

  •
  "The Extraordinary General Meeting—Record Date; Shareholders and ADS Holders Entitled to Vote; Voting Materials"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (c)
  Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the Company's ADSs, Dividends and Other Matters—Market Price of the ADSs"

  (d)
  Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the Company's ADSs, Dividends and Other Matters—Dividend Policy"

  (e)
  Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs—Prior Public Offerings"

  (f)
  Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  •
  "Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

  (a)
  Name and Address. AutoNavi Holdings Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

  (b)
  Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

  (c)
  Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

  (a)
  (1) Material Terms. Not applicable.

  (a)
  (2) Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (c)
  Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (d)
  Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Dissenter Rights of Shareholders"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

    •
    "Dissenter Rights"

    •
    "Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"

  (e)
  Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

  (f)
  Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

  (a)
  Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Related Party Transactions"

  •
  "Transactions in the Shares and ADSs"

  (b)
  Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Alibaba's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (c)
  Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Voting Agreement"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

    •
    "Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Transactions in the Shares and ADSs"

    •
    "Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

  (b)
  Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Alibaba's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (c)
  (1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Merger"

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Alibaba's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Alibaba's Purpose of and Reasons for the Merger"

  (b)
  Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of Alibaba as to the Fairness of the Merger"

  •
  "Special Factors—Alibaba's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  (c)
  Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of Alibaba as to the Fairness of the Merger"

  •
  "Special Factors—Alibaba's Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  (d)
  Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  •
  "Special Factors—Effect of the Merger on the Company's Net Tangible Book Value and Net Earnings"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

    •
    "Special Factors—Material U.S. Federal Income Tax Consequences"

    •
    "Special Factors—Material PRC Income Tax Consequences"

    •
    "Special Factors—Material Cayman Islands Tax Consequences"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

  (a)-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    •
    "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

    •
    "Summary Term Sheet—Position of Alibaba as to Fairness"

    •
    "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

    •
    "Special Factors—Background of the Merger"

    •
    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

    •
    "Special Factors—Position of Alibaba as to the Fairness of the Merger"

    •
    "Special Factors—Opinion of the Independent Committee's Financial Advisor"

    •
    "Special Factors—Interests of Certain Persons in the Merger"

    •
    "Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor"

  (c)
  Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

  (d)
  Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  (e)
  Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

    •
    "Special Factors—Background of the Merger"

    •
    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  (f)
  Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

  (a)
  Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of the Independent Committee's Financial Advisor"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  •
  "Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor"

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  •
  "Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor"

  (c)
  Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

  (b)
  Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing"

  (c)
  Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Fees and Expenses"

  •
  "Special Factors—Fees and Expenses"

  •
  "The Merger Agreement and Plan of Merger—Fees and Expenses"

  (d)
  Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing"

  •
  "The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

  (a)
  Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

  (a)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of Alibaba as to Fairness"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

    •
    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

    •
    "Special Factors—Position of Alibaba as to the Fairness of the Merger"

    •
    "The Extraordinary General Meeting—The Company's Board's Recommendation"

Item 13    Financial Statements

  (a)
  Financial Information. The audited financial statements of the Company for the year ended December 31, 2013 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2013, filed on April 23, 2014 (see page F-1 and following pages).

    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    •
    "Financial Information"

    •
    "Where You Can Find More Information"

  (b)
  Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Solicitation of Proxies"

  (b)
  Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

  (a)
  Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

  (a)-(1)  Preliminary Proxy Statement of the Company dated June 10, 2014 (the "proxy statement").

  (a)-(2)  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3)  Form of Proxy Card, incorporated herein by reference to the proxy statement.

  (a)-(4)  Form of Depositary's Notice, incorporated herein by reference to the proxy statement.

  (a)-(5)  Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

  (a)-(6)  Press Release issued by the Company, dated April 11, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 11, 2014.

  (b)
  Not applicable

  (c)-(1)  Opinion of Lazard Asia (Hong Kong) Limited, dated April 11, 2014, incorporated herein by reference to Annex B of the proxy statement.

  (c)-(2)  Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated April 11, 2014.

  (d)-(1)  Agreement and Plan of Merger, dated as of April 11, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)  Voting Agreement, dated as of April 11, 2014, by and among Alibaba Investment Limited, Ali ET Investment Holding Limited, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan, Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited, Progress Asia Holdings Limited, incorporated herein by reference to Annex H of the proxy statement.

  (d)-(3)  Investment Agreement, dated May 10, 2013, by and between the Company and Ali ET Investment Holding Limited, incorporated herein by reference to Exhibit 10.24 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.

  (d)-(4)  Investor's Rights Agreement, dated May 17, 2013, among the Company, Ali ET Investment Holding Limited and several other parties named therein, incorporated herein by reference to Exhibit 4.4 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.

  (f)-(1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

  (f)-(2)  Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: June 10, 2014

AutoNavi Holdings Limited
By:	/s/ Daqing Dave Qi
Name: Daqing Dave Qi Title: Special Committee Chairman
Alibaba Investment Limited
By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert Title: Director
Ali ET Investment Holding Limited
By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert Title: Director

EXHIBIT INDEX

Exhibit Number	Description
(a)-(1)	Preliminary Proxy Statement of the Company dated May 6, 2014 (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Form of Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated April 11, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 11, 2014.
(b)	Not applicable
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated April 11, 2014, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated April 11, 2014.*
(d)-(1)	Agreement and Plan of Merger, dated as of April 11, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Voting Agreement, dated as of April 11, 2014, by and among Alibaba Investment Limited, Ali ET Investment Holding Limited, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan, Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited, Progress Asia Holdings Limited, incorporated herein by reference to Annex H of the proxy statement.
(d)-(3)
Investment Agreement, dated May 10, 2013, by and between the Company and Ali ET Investment Holding Limited, incorporated herein by reference to Exhibit 10.24 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.
(d)-(4)
Investor's Rights Agreement, dated May 17, 2013, among the Company, Ali ET Investment Holding Limited and several other parties named therein, incorporated herein by reference to Exhibit 4.4 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*
Previously filed on May 6, 2014